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EXHIBIT 12.1

WII Components, Inc.
Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Successor		Predecessor
		Nine Months Ended December 31, 2003	Three Months Ended March 31, 2003	Year Ended December 31,
	Year Ended December 31, 2004
				2002	2001	2000
Income before provision for income taxes, discontinued operations, and cumulative effect of accounting change	$6,963	$10,404	$3,914	$12,601	$2,902	$(3,399)
Fixed Charges:
Interest expense(a)	12,767	6,343	835	3,358	4,409	5,089
Interest portion of rent expense(b)	96	66	22	84	101	132

Total fixed charges	12,863	6,409	857	3,442	4,510	5,221

Total earnings(c)	$19,826	$16,813	$4,771	$16,043	$7,412	$1,822
Ratio of earnings to fixed charges	1.5	2.6	5.6	4.7	1.6	—
Ratio coverage deficiency	—	—	—	—	—	(d	)

(a)
Interest expense includes amortization of deferred financing fees.

(b)
Includes approximately one-third of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)
Total earnings includes income before provision for income taxes, discontinued operations, and cumulative effect of accounting change, plus fixed charges.

(d)
Due to the loss from operations for the year ended December 31, 2000 there were insufficient earnings of $3.4 million to cover fixed charges.

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WII Components, Inc. Ratio of Earnings to Fixed Charges
(In thousands, except ratio)